October 14, 2022

Karl Hiller
Branch Chief
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Hiller:

Following are responses to the SEC’s comments emailed to our office on September 9, 2022 and the follow up call on September 15, 2022 relating to the Company’s 2021 Form 10-K for the Fiscal Year ended December 31, 2021 filed March 31, 2022, File No. 001-41320. We have discussed our planned responses with internal staff, our legal counsel, and our auditors and submit the following responses. I believe we have responded fully to the comments made by SEC.

Form 10-K for the Fiscal Year ended December 31, 2021 Description of Properties, page 10

1.
Comment: We note that you appear to describe two or more material property interests in this section, considering the status of your Golden Chest Mine, and recent activity on, and amounts capitalized for, the Alder Gulch Project.

Please expand your disclosures to include the summary information prescribed by Item 1303(b) of Regulation S-K, which should cover all of your property interests in addition to those that are subject to Item 1304(a) of Regulation S-K.

Response: We have expanded our disclosures in the draft of our proposed amended 10-K to include the summary information prescribed by Items 1303(b) and 1304(a) of Regulation S-K.

Geology & Mineralization, page 12

2.
Comment: We note that you have disclosure associated with your 2021 reserve update on page 12, including the 2.0 g/t cutoff grade, though do not provide adequate details regarding the underlying calculation, including the inputs and assumptions being made.

Please expand your disclosures to provide a discussion of this calculation including the appropriate modifying factors and associated rationale.

Response: We have added the following disclosure and detail regarding the underlying calculation to the draft of our proposed amended 10-K.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

Two cut-off grades are used for stope planning, the go/no-go cut-off and the in-stope cut-off. The go/no-go cut-off represents any material that has the potential to be mined but does not have to be mined as part of the operational plan. The go/no-go cut-off is used for initial stope planning as any given stope or sublevel does not have to be mined and should only be mined if it is economic. The go/no-go cut-off is equation is presented in Equation 1.

Equation 1 go/no-go cut-off

Go/No-Go Cut-off Parameters

The backfill costs are included in the mining cost in the above Table. This formula yields a value of 3.18 gpt for the cut-off and was rounded down to 3.0 gpt for a more natural break.

The in-stope cut-off is used when material in a previously defined stope must be mined to reach higher grades. In this scenario the mining cost is considered sunk and is omitted from Equation 1 as the cost was incurred regardless of the ore/waste determination at the face. Evaluating equation 1 omitting mining cost yields a value of 1.09 gpt which was raised to 2.0 gpt to be more selective in the mining process.

For more information, see Section 12-2 of Exhibit 96.1, the Technical Report Summary on the Golden Chest Mine, Idaho, prepared for the Company by the Qualified Person under Section 1300 of SEC Regulation S-K (QP), Grant Brackebusch, P.E. who is the qualified person.

3.
Comment: We note that you report reserves as of December 31, 2021 for the Golden Chest Mine on page 12 and have filed a related Memo at Exhibit 99.2.

Please file a Technical Report Summary for your resource/reserve properties that conforms to Item 601(b)(96) of Regulation S-K as required by Item 1302(b).

Response: We have uploaded a technical report summary through our Accellion/Kiteworks account for your review.

4.
We note that you provide some individual property disclosures on pages 9 through 19 although without all of the prescribed information.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

Comment: Please modify your disclosures as necessary to differentiate between material and non- material property interests, considering the guidance in Item 1301(c) of Regulation S-K, and provide all of the required information for your material properties to comply with Item 1304(b) of Regulation S-K.

For example, you must identify the location of material properties on a map that is accurate to within one mile, using an easily recognizable coordinate system, pursuant to Item 1304(b)(1)(i) of Regulation S-K.

If you do not have all of the information that would ordinarily be disclosed to comply with this guidance, disclose the nature and scope of any such limitations.

Response: We have updated our property disclosures in the attached proposed draft of our amended 10-K to consider the guidance from Item 1301(c) and 1304(b) of Regulation S-K including differentiation between material and non-material properties and included maps identifying the locations for material properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 25

5.
Comment: We note you report that revenues and gross profit were both higher in 2021 compared to 2020 as a result of an increase in gold grade and tonnes processed at the mill.

Given that revenue was 34.5% higher than in the preceding year, and gross profit as a percentage of sales was 6.4% in 2021 compared to 1.2% in 2020, further details should be provided to address any material changes in prices and costs, and to address the indicative value of your reported financial information. For example, indicate the timeframe over which you expect these more favorable conditions to prevail, improve, or decline.

This may require descriptions of trends, events and uncertainties that have had a material impact on reported operations, or that are reasonably likely to have a material impact on future operations, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

For example, given that you attribute these increases to higher volumes and higher grades of ore, indicate how long you plan to be mining higher volumes and higher grades of ore before these are depleted or mining shifts to lower-grade deposits.

Also address the extent to which cost of sales are correlated with tonnes milled as opposed to mineral content or grade of ore being mined, to facilitate an understanding of changes in gross profit as a percentage of sales; and explain how treatment/smelter and refining charges are determined and address any material changes or variability in such costs.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

Response: We have expanded our comments with regards to both revenues and gross profits. As follows:

Revenue from gold concentrate sales was $7,630,416 for the year ending December 31, 2021, compared to $5,674,947 for the comparable period in 2020. The increase in revenue from mining operations is the result of an increase in tonnes processed at the mill and a higher ratio of underground to open pit ore processed at the mill, resulting in a higher average gold grade. We are anticipating this higher underground ore ratio to continue for the foreseeable future.

Gross profit in 2021 was $487,877 compared to $67,546 in 2020 providing an increase in gross profit as a percentage of sales from 1.2% in 2020 to 6.4% in 2021. The percentage increase is largely due to the higher gold grade processed at the mill, as well as increased mining efficiency from our new underground equipment placed in service during the year.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 27

6.
Comment: We note that the audit report from the independent public accounting firm on page 27 is addressed to the shareholders of New Jersey Mining Company, and refers to the financial statements of New Jersey Mining Company in the first paragraph of the opinion.

Auditing Standard 3101.08 requires that the audit report include the name of the company whose financial statements were audited. As you report having changed the company name to Idaho Strategic Resources, Inc. on December 6, 2021, please obtain and file a revised audit report that refers to the company name in effect when issued.

Response: We have included an updated audit report with the company name as of the date of filing in the draft of our proposed amended 10-K.

Closing Comments

In accordance with the Staff’s request, we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Grant Brackebusch
Vice President, Chief Financial Officer

 201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

Exhibit 23.1

Consent of Qualified Person

In connection with the Idaho Strategic Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 10-K”), the undersigned consents to:

(i) the filing and use of the technical report summary titled “Technical Report Summary For The Golden Chest Mine, Idaho, U.S.A.” (the “TRS”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 10-K;

(ii) the incorporation by reference of the TRS in the Registration Statements on Form S--3, as amended (Registration No. 333-264647) (the “Registration Statement”):

(iii) the use of and references to our name, including our status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K promulgated by the Securities and Exchange Commission), in connection with the TRS, Form 10-K and the Registration Statement; and

(iv) any extracts or summaries of the TRS included or incorporated by reference in the Form 10-K and the Registration Statement, and the use of any information derived, summarized, quoted or referenced from the TRS, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Form 10-K and the Registration Statement.

Dated: October 14, 2022

By: /s/ Grant Brackebusch, P.E.

Name: Grant Brackebusch

Exhibit 23.2

Consent of Qualified Person

In connection with the Idaho Strategic Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 10-K”), the undersigned consents to:

(i) the filing and use of the technical report summary titled “Technical Report Summary For The Golden Chest Mine, Idaho, U.S.A.” (the “TRS”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 10-K;

(ii) the incorporation by reference of the TRS in the Registration Statements on Form S--3, as amended (Registration No. 333-264647) (the “Registration Statement”):

(iii) the use of and references to our name, including our status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K promulgated by the Securities and Exchange Commission), in connection with the TRS, Form 10-K and the Registration Statement; and

(iv) any extracts or summaries of the TRS included or incorporated by reference in the Form 10-K and the Registration Statement, and the use of any information derived, summarized, quoted or referenced from the TRS, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Form 10-K and the Registration Statement.

Dated: October 14, 2022

By: /s/ Robert John Morgan, PG, PLS.

Name: Robert John Morgan